Sheppard, Mullin, Richter & Hampton LLP
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www.sheppardmullin.com

July 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	INVO Bioscience, Inc. Registration Statement on Form S-1 Filed July 7, 2023 File No. 333-273174

Dear Mr. O’Leary:

On behalf of our client, INVO Bioscience, Inc (the “Company” or the “Registrant”), we are submitting herewith Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-273174) originally filed with to the Securities and Exchange Commission (the “Commission”) on July 7, 2023. The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated July 20, 2023 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure of the maximum offering of $15,000,000. Please revise here, and throughout the registration statement, to clearly state the amount of securities being offered and the price per share. Refer to Items 501(b)(2)-(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the maximum amount of securities being offered in the Amendment. The Company intends to file another pre-effective amendment to reflect the price per share.

Risk Factors, page 7

2. We note that you are registering for a primary offering of a significant amount of shares of your common stock and warrants. Please revise to include risk factor disclosure describing the impact of sales in connection with this offering, including the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares, and any potential change in control upon the conversion, issuance, or sale of your securities.

Response: In response to the Staff’s comment, the Company has included the requested risk factor disclosure in the Amendment.

July 24, 2023

General

3. We note your disclosure in the Summary and Risk Factors section relating to the notice from Nasdaq indicating that the company is not in compliance with the continued listing requirements and has requested a hearing before the Nasdaq Hearings Panel. We also refer to your disclosure in the Form 8-K filed July 7, 2023 that the company’s hearing before the Nasdaq Hearings Panel was held on July 6, 2023. Please revise to disclose the results of such hearing and the status of the company’s non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2).

Response: In response to the Staff’s comment, the Company has included disclosure regarding its hearing before the Nasdaq Hearings Panel on July 6, 2023. As of the date of the Amendment, the Company has not received the results of the hearing and until such results are received there is no effect on the Company’s listing status which has been disclosed in the Amendment.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (213) 617-4209 or via email at gcarney@sheppardmullin.com. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney Special Counsel Sheppard Mullin Richter & Hampton LLP

GC:jm

cc:	Steve Shum
Chief Executive Officer